Exhibit 99.02

FIRST AMENDMENT TO DEL TACO RESTAURANTS, INC.

OMNIBUS INCENTIVE PLAN

WHEREAS, Del Taco Restaurants, Inc. (previously known as Levy Acquisition Corp.), a Delaware corporation (the “Company”), previously established the Del Taco Restaurants, Inc. Omnibus Incentive Plan (the “Plan”);

WHEREAS, FASB Accounting Standards Update 2016-09 allows for favorable financial accounting treatment for equity awards provided that the number of shares that are withheld pursuant to net share settlement (and the taxes paid in cash) does not exceed a number of shares having a value equal to tax withholding obligations calculated using rates of up to the maximum statutory tax rates in the applicable jurisdiction;

WHEREAS, the Board has determined it is in the Company’s best interest to provide for net share settlement under the Plan subject to the terms and conditions set forth below; and

WHEREAS, Section 11.3 of the Plan authorizes the Board to amend the Plan.

NOW, THEREFORE, the Plan shall be amended as follows:

1. Section 10.7(b) shall be deleted in its entirety and replaced with the following:

“(b) Withholding Arrangements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant or Beneficiary to satisfy tax withholding obligations with respect to an Award, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the amount required to be withheld or other greater amount up to the maximum statutory rate under Applicable Laws, as applicable to the Participant, if such other greater amount would not result in adverse financial accounting consequences for the Company, as determined by the Company, (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld or such other greater amount, provided the delivery of such Shares will not result in any adverse financial accounting consequences for the Company, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or a greater amount if it would not result in adverse financial accounting consequences for the Company, or (v) retaining from salary or other amounts payable to the Participant cash having a sufficient value to satisfy the amount required to be withheld or a greater amount if it would not result in adverse financial accounting consequences for the Company. For avoidance of doubt, a Participant who is permitted to use a method of withholding set forth in clauses (ii), (iii) or (iv) above with respect to a particular Award shall only have a continuing right to use that method of withholding as permitted by the Committee in its sole discretion. The amount of the withholding requirement will be deemed to include any amount which the Committee agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant or Beneficiary with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

2. Capitalized terms used in this First Amendment and not otherwise defined herein shall have the meanings assigned to such terms in the Plan (including its Appendix).

Executed this 21st day of June, 2018 by a duly authorized officer of the Company.

DEL TACO RESTAURANTS, INC.

By: /s/Jack Tang
Name: Jack Tang
Title: General Counsel